EXHIBIT 17.1

April 6, 2007

Lpath, Inc.
6335 Ferris Square, Suite A
San Diego, CA 92121
Attention: Scott Pancoast, CEO

Re:    Lpath, Inc. Board of Directors Resignation

Dear Mr. Pancoast:

Kindly consider this letter my official notice of resignation as a member of the Board of Directors of Lpath, Inc. Please note that my resignation is being tendered voluntarily and in connection with the initial financing round contemplated by that certain Securities Purchase Agreement previously and unanimously approved by the Board (which included my vote). In connection with such Securities Purchase Agreement it is my understanding that the lead investor in the financing round has requested initial Board representation. In light of the benefits such financing will have on Lpath, I am happy to resign so that Lpath may accommodate the investor in this respect. I have no disputes or disagreements with Lpath. In the event that the initial closing contemplated by the Securities Purchase Agreement does not occur, please consider my resignation automatically revoked and void ab initio.

I wish Lpath well in its future endeavors and thank you for the opportunity to serve over the past year.

Very truly yours, /s/ Geoff Swortwood Geoff Swortwood